SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-            .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 :	An English-language translation of documents with respect to COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT

Exhibit 99.1

COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (REPORT OF) ESTABLISHMENT OF THE SECOND STEELWORKS IN INDIA

POSCO signed a Memorandum of Understanding with the Government of Karnataka at the Global Investors Meet held in June 2010 in Bangalore, India.

POSCO has filed applications for mining lease with the Government of Karnataka and is in the process of acquisition of the land to construct an integrated steel mill near Bellary mining sector in the State of Karnataka. Both mining lease applications and land acquisition are currently in progress.

POSCO has not yet made any decisions regarding the construction of an integrated steel mill (“Project”). In accordance with the disclosure requirements under the Korea Exchange regulations, however, POSCO will promptly disclose any material information regarding the Project if and when any such information is made available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date : May 8, 2012	By	/s/ Park, Han-Yong
(Signature)*
* Print the name and title under the signature of the signing officer.		Name: Park, Han-Yong Title: President and Representative Director